============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                               -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                              NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                               -------------------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                       and

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                Peter Laterza
                      Vice President and General Counsel
                                 Omnicare, Inc.
                      100 East RiverCenter Blvd. Suite 1600
                            Covington, Kentucky 41011
                            Telephone: (859) 392-3300
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                               -------------------

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                            Telephone: (212) 259-8000

                               -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [ ]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================

         Omnicare, Inc. o 100 East RiverCenter Boulevard o Suite 1600 o
           Covington, Kentucky 41011 o 859/392-3300 o 859/392-3360 Fax

Omnicare                                                            news release
--------------------------------------------------------------------------------

[Logo of Omnicare]

              Omnicare Files Lawsuit to Set Aside Merger Agreement
               Between Genesis Health Ventures and NCS HealthCare

        Intends to Commence Cash Tender Offer for NCS at $3.50 per Share


COVINGTON, Ky. - August 1, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that it has filed a lawsuit in Delaware Chancery Court to set aside the merger agreement between Genesis Health Ventures, Inc. (NASDAQ: GHVI) and NCS HealthCare, Inc. (NCSS.OB) and certain related voting agreements.

On July 26, Omnicare made an offer to NCS to acquire all the outstanding shares of NCS for $3.00 per share in cash. Omnicare made the offer public on July 29 after receiving no response from NCS or its advisors. Later on July 29, NCS announced that they had entered into an agreement to be acquired by Genesis Health Ventures despite the fact that the Genesis stock offer was approximately half the value of Omnicare's all-cash offer.

Omnicare also announced today that it intends to commence shortly a cash tender offer for all of the outstanding shares of common stock of NCS. Omnicare stated that it will raise its offer to $3.50 per share.

Joel F. Gemunder, president and chief executive officer of Omnicare, said, "We are taking these steps after continued refusals by NCS to discuss Omnicare's offer to acquire the company. We believe that the board of directors of NCS has breached its fiduciary duties by entering into the Genesis agreement while they were fully aware of our superior offer. Omnicare's offer will deliver more than twice the value to NCS stockholders, and the NCS board should not prevent their stockholders from accepting this offer."

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor.





                                     -more-

About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities, in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

Statements in this press release that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the realization of anticipated revenues, economies of scale, cost synergies and profitability; the successful integration of acquired companies; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; delays in reimbursement by the government and other payors to customers and Omnicare; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; pricing and other competitive factors in the industry; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and in the interpretation and application of such policies; government budgetary pressures and shifting priorities; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; volatility in Omnicare's stock price; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

                                        ###

Contacts:

Cheryl D. Hodges                        Joele Frank / Andy Brimmer
Omnicare, Inc.                          Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                          (212) 355- 4449, ext. 121

                       Second Quarter 2002 Conference Call
                                 August 1, 2002
--------------------------------------------------------------------------------
CDH-1


         Good morning everyone. Thanks for joining us today. We originally scheduled this call to discuss Omnicare's second quarter earnings, but we will also comment on the acquisition related activity of this week. By now you should all have the news release covering our financial results for the quarter, which we issued this morning. If you don't have it, it is available on our web site - at www.omnicare.com -- or can be obtained by fax by calling 513-564-0700.

         Before we begin our remarks, let me remind you that as we conduct this call, various remarks that we make concerning our expectations, predictions, plans and prospects constitute forward-looking statements. As you know, actual results may differ materially from those projected by these forward-looking statements as a result of a variety of factors including those identified in this morning's news release and in our various filings with the SEC. You are cautioned also that any forward-looking statements reflect management's current views only and that the company undertakes no obligation to revise or update such statements or to make additional forward-looking statements in the future.

         Now let's begin...

         Here today from Omnicare are Joel Gemunder, President and CEO; Dave Froesel, Sr. Vice President and Chief Financial Officer; and myself, Cheryl Hodges, Sr. Vice President - Investor Relations. I'd now like to turn the call over to Joel...

JFG-1
         Thank you Cheryl, and good morning ladies and gentlemen.

         Before we discuss our earnings, I am going to take a few minutes to discuss the most recent developments regarding Omnicare's offer to acquire NCS Healthcare, Inc.

         This morning, Omnicare filed a lawsuit in Delaware Chancery Court seeking to set aside both the merger and certain related voting agreements between Genesis Health Ventures and NCS. In addition, we intend to commence shortly a cash tender offer for all of the outstanding shares of common stock of NCS for $3.50 per share.

         We are taking these steps after continued refusals by NCS to discuss Omnicare's offer to acquire the company. On July 26, we made an offer to NCS that was approved by Omnicare's board to acquire all the outstanding shares of NCS for $3.00 per share in cash. We also indicated in our offer that we were prepared to negotiate all aspects of that offer, including the purchase price. In addition, we indicated that we were flexible on the structure and would consider a stock transaction.

           NCS still did not respond to our offer, nor did they return calls we made to the senior officers of the company and to their advisors. Having received no response from NCS, we made our offer public on July 29. But as you know, shortly after we made our offer public, NCS announced that they had entered into an agreement to be acquired by Genesis Health Ventures despite the fact that the Genesis offer only represented approximately $1.60 in Genesis stock, or approximately half of the value of our offer.

         We are a disciplined and determined buyer, but as we stated in our offer, we are flexible with respect to price. And, accordingly, we have raised our offer to $3.50 per share in cash.

         Let me repeat, under our offer, NCS stockholders would receive $3.50 per share in cash, representing more than four and a half times (4.7 to be exact) the value of the company's stock prior to the receipt of our offer on July 26, and more than twice the value of the Genesis offer.

         The tender offer will be subject to normal tender conditions. Our offer will not be conditioned upon financing.

         We believe that the board of directors of NCS has breached its fiduciary duty to its stockholders by entering into the Genesis agreement when they were fully aware of our superior offer. We believe the NCS board should not hold their stockholders hostage to an inferior offer. For these reasons, we are asking the Court to set aside the Genesis merger and voting agreements. Through the tender, we will take our offer directly to the NCS stockholders.

         This is a compelling transaction. It makes sense for both NCS and Omnicare. It has the certainty of cash. It can be accomplished in a timely manner. Omnicare's offer will deliver more than twice the value to NCS stockholders, and the NCS board should not prevent their stockholders from accepting this offer.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. OMNICARE HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF OMNICARE WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY OMNICARE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO OMNICARE AT (859) 392-3331.

THE FOREGOING MATERIALS THAT ARE NOT HISTORICAL, ARE FORWARD-LOOKING
STATEMENTS THAT ARE ESTIMATES REFLECTING THE BEST JUDGMENT OF OMNICARE BASED ON CURRENTLY AVAILABLE INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INVOLVE ACTUAL KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE STATED. SUCH RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF OMNICARE, INCLUDE OVERALL ECONOMIC, FINANCIAL AND BUSINESS CONDITIONS; TRENDS FOR THE CONTINUED GROWTH OF THE BUSINESSES OF OMNICARE; THE REALIZATION OF ANTICIPATED REVENUES, ECONOMIES OF SCALE, COST SYNERGIES AND PROFITABILITY; THE SUCCESSFUL INTEGRATION OF ACQUIRED COMPANIES; THE ABILITY TO IMPLEMENT PRODUCTIVITY, CONSOLIDATION AND COST REDUCTION EFFORTS AND TO REALIZE ANTICIPATED BENEFITS; DELAYS IN REIMBURSEMENT BY THE GOVERNMENT AND OTHER PAYORS TO CUSTOMERS AND OMNICARE; THE OVERALL FINANCIAL CONDITION OF OMNICARE'S CUSTOMERS; OMNICARE'S ABILITY TO ASSESS AND REACT TO THE FINANCIAL CONDITION OF ITS CUSTOMERS; THE IMPACT OF SEASONALITY ON THE BUSINESS OF OMNICARE; PRICING AND OTHER COMPETITIVE FACTORS IN THE INDUSTRY; THE EFFECT OF NEW GOVERNMENT REGULATIONS, EXECUTIVE ORDERS AND/OR LEGISLATIVE INITIATIVES, INCLUDING THOSE RELATING TO REIMBURSEMENT AND DRUG PRICING POLICIES AND IN THE INTERPRETATION AND APPLICATION OF SUCH POLICIES; GOVERNMENT BUDGETARY PRESSURES AND SHIFTING PRIORITIES; THE OUTCOME OF LITIGATION; THE FAILURE OF OMNICARE TO OBTAIN OR MAINTAIN REQUIRED REGULATORY APPROVALS OR LICENSES; THE ABILITY TO ATTRACT AND RETAIN NEEDED MANAGEMENT; THE IMPACT AND PACE OF TECHNOLOGICAL ADVANCES; THE ABILITY TO OBTAIN OR MAINTAIN RIGHTS TO DATA, TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY; VOLATILITY IN

OMNICARE'S STOCK PRICE; ACCESS TO CAPITAL AND FINANCING; THE DEMAND FOR OMNICARE'S PRODUCTS AND SERVICES; VARIATIONS IN COSTS OR EXPENSES; THE CONTINUED AVAILABILITY OF SUITABLE ACQUISITION CANDIDATES; CHANGES IN TAX LAW AND REGULATION; CHANGES IN ACCOUNTING RULES AND STANDARDS; AND OTHER RISKS AND UNCERTAINTIES DESCRIBED IN OMNICARE'S REPORTS AND FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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